Exhibit 99.1

Futu Announces Third Quarter 2023 Unaudited Financial Results

HONG KONG, November 23, 2023 (GLOBE NEWSWIRE) -- Futu Holdings Limited (“Futu” or the “Company”) (Nasdaq: FUTU), a leading tech-driven online brokerage and wealth management platform, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Operational Highlights

•	Total number of paying clients[1] increased 14.2% year-over-year to 1,650,843 as of September 30, 2023.

•	Total number of registered clients[2] increased 11.4% year-over-year to 3,490,292 as of September 30, 2023.

•	Total number of users[3] increased 10.1% year-over-year to 21.1 million as of September 30, 2023.

•	Total client assets increased 26.6% year-over-year to HK$468.1 billion as of September 30, 2023.

•	Daily average client assets were HK$480.6 billion in the third quarter of 2023, an increase of 15.4% from the same period in 2022.

•	Total trading volume in the third quarter of 2023 increased by 0.5% year-over-year to HK$1.1 trillion, in which trading volume for U.S. stocks was HK$804.4 billion, trading volume for Hong Kong stocks was HK$272.5 billion, and trading volume for stocks under the Stock Connect was HK$9.5 billion.

•	Daily average revenue trades (DARTs)[4] in the third quarter of 2023 declined 7.2% year-over-year to 416,005.

•	Margin financing and securities lending balance increased 9.4% year-over-year to HK$32.4 billion as of September 30, 2023.

Third quarter 2023 Financial Highlights

•	Total revenues increased 36.2% year-over-year to HK$2,650.4 million (US$338.5 million).

•	Total gross profit increased 28.1% year-over-year to HK$2,213.0 million (US$282.6 million).

•	Net income increased 44.6% year-over-year to HK$1,091.2 million (US$139.3 million).

•	Non-GAAP adjusted net income[5] increased 43.7% year-over-year to HK$1,158.0 million (US$147.9 million).

Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer, said, “In the third quarter, we added approximately 65 thousand paying clients, bringing our total paying clients to over 1.65 million. We acquired more than 163 thousand paying clients in the first three quarters of this year, already exceeding our full-year guidance for 2023.”

1 The number of paying clients refers to the number of clients with assets in their trading accounts with Futu.

2 The number of registered clients refers to the number of users who open one or more trading accounts with Futu.

3 The number of users refers to the number of user accounts registered with Futu.

4 The number of Daily Average Revenue Trades (DARTs) refers to the number of average trades per day that generate commissions or fees.

5 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses.

“In Hong Kong, we acquired clients through targeted marketing campaigns around the government’s green bond and silver bond offerings. In late July, we opened our first offline store in Hong Kong to enhance brand recognition, assist with account opening, and showcase product features. The offline store has become an important avenue for us to attract and engage with older clients – those aged 55 and above contributed over half of paying clients we acquired through the offline store in the third quarter. In Singapore, paying client growth remained resilient as money market funds continued to gain traction amid the high rate environment. In the U.S., new paying client quality, measured by average net asset inflow, continued to edge up. In September, we kicked off client acquisition in two international markets, namely Japan and Canada. We will continue to focus on refining our account opening “golden process,” expanding trading products, and iterating on marketing messages during the early innings of market launch. Despite bearish sentiments across global equity markets, our paying client retention rate remained above 98% during the third quarter.”

“Total client assets increased by 26.6% year-over-year to HK$468.1 billion. While mark-to-market losses weighed on the valuation of our clients’ stock holdings, total client assets remained stable quarter-over-quarter due to robust net asset inflow. In Singapore, total client assets recorded double-digit sequential growth for the fifth consecutive quarter, bolstered by strong asset inflow into cash management products.”

“Both the Hong Kong and U.S. equity markets recorded strong performance in July. As a result, total trading volume increased by 13.6% sequentially to HK$1.1 trillion. Client’s elevated trading interests in leveraged and inverse ETFs led Hong Kong stock trading volume to grow by 5.4% quarter-over-quarter to HK$272.5 billion. Higher trading turnover of the Magnificent Seven stocks sent U.S. stock trading volume up by 19.0% quarter-over-quarter to HK$804.4 billion.”

“We continued to enrich product offerings across markets. In Singapore, we launched fractional shares for U.S. stocks and ETFs, lowering the investment threshold for novice investors. We introduced multi-leg options rollover strategy in Hong Kong and the U.S. to enhance product capabilities for active options traders.”

“Total client assets in wealth management climbed to HK$52 billion, up 99.9% year-over-year and 19.3% quarter-over-quarter. As of quarter end, client’s bond holdings jumped by 86.8% sequentially, mainly attributable to strong demand for U.S. treasury bills. In Singapore, wealth management asset balance grew six-fold year-over-year, as more clients turned to the stable returns of money market funds. To cater to the diversified investment needs of our clients in Singapore, we launched structured notes and onboarded Singapore Government Securities bonds.”

“We had 391 IPO distribution and IR clients as of quarter end, up 29.9% year-over-year. In the third quarter, we acted as joint bookrunners of several high-profile Hong Kong IPOs, including those of TUHU Car, 4Paradigm, and KEEP.”

Mr. Arthur Yu Chen, Futu’s Chief Financial Officer, added, “For our latest share repurchase program, we had repurchased an aggregate of 11 million American Depositary Shares (“ADSs”) with approximately US$365 million total repurchased amount in open market transactions as of September 30, 2023.”

Third quarter 2023 Financial Results

Revenues

Total revenues were HK$2,650.4 million (US$338.5 million), an increase of 36.2% from HK$1,945.6 million in the third quarter of 2022.

Brokerage commission and handling charge income was HK$1,008.9 million (US$128.8 million), an increase of 5.3% from the third quarter of 2022. Despite flat year-over-year trading volume growth, blended commission rate increased from 8.8bps to 9.3bps due to higher contribution from derivatives trading.

Interest income was HK$1,504.5 million (US$192.1 million), an increase of 70.8% from the third quarter of 2022. The increase was mainly driven by higher interest income from bank deposits and securities borrowing and lending business.

Other income was HK$137.1 million (US$17.5 million), an increase of 28.1% from the third quarter of 2022. The increase was largely due to higher fund distribution service income.

Costs

Total costs were HK$437.4 million (US$55.9 million), an increase of 100.6% from HK$218.1 million in the third quarter of 2022.

Brokerage commission and handling charge expenses were HK$62.8 million (US$8.0 million), a decrease of 24.0% from the third quarter of 2022. Brokerage expenses didn’t move in tandem with brokerage income mainly due to cost savings from our U.S. self-clearing business.

Interest expenses were HK$288.7 million (US$36.9 million), an increase of 545.9% from the third quarter of 2022. The increase was mainly driven by higher expenses associated with our securities borrowing and lending business.

Processing and servicing costs were HK$85.8 million (US$11.0 million), a decrease of 5.5% from the third quarter of 2022. The decrease was primarily due to savings from cloud service fees.

Gross Profit

Total gross profit was HK$2,213.0 million (US$282.6 million), an increase of 28.1% from HK$1,727.5 million in the third quarter of 2022. Gross margin was 83.5%, as compared to 88.8% in the third quarter of 2022.

Operating Expenses

Total operating expenses were HK$892.9 million (US$114.0 million), an increase of 17.3% from HK$761.2 million in the third quarter of 2022.

Research and development expenses were HK$359.5 million (US$45.9 million), an increase of 14.7% from the third quarter of 2022. This was primarily due to an increase in research and development headcount to support infrastructure upgrade, overseas expansion and new product offerings.

Selling and marketing expenses were HK$211.7 million (US$27.0 million), a decrease of 10.1% from the third quarter of 2022. The decrease was mostly due to lower customer acquisition costs.

General and administrative expenses were HK$321.7 million (US$41.1 million), an increase of 51.5% from the third quarter of 2022. The increase was primarily due to an increase in general and administrative personnel to support overseas expansion.

Net Income

Net income increased by 44.6% to HK$1,091.2 million (US$139.3 million) from HK$754.6 million in the third quarter of 2022. Net income margin for the third quarter of 2023 expanded to 41.2% from 38.8% in the year-ago quarter, primarily due to strong topline growth and lower selling and marketing expenses.

Non-GAAP adjusted net income increased by 43.7% to HK$1,158.0 million (US$147.9 million) from the third quarter of 2022. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per ADS was HK$7.97 (US$1.02), compared with HK$5.37 in the third quarter of 2022. Diluted net income per ADS was HK$7.86 (US$1.00), compared with HK$5.30 in the third quarter of 2022. Each ADS represents eight Class A ordinary shares.

Conference Call and Webcast

Futu's management will hold an earnings conference call on Thursday, November 23, 2023, at 7:30 AM U.S. Eastern Time (8:30 PM on the same day, Beijing/Hong Kong Time).

Please note that all participants will need to pre-register for the conference call, using the link

https://s1.c-conf.com/diamondpass/10035048-hdgy7h.html.

It will automatically lead to the registration page of "Futu Holdings Ltd Third quarter 2023 Earnings Conference Call", where details for RSVP are needed.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers and personal PINs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering fully digitalized financial services. Through its proprietary digital platforms, Futubull and moomoo, the Company provides a full range of investment services, including trade execution and clearing, margin financing and securities lending, and wealth management. The Company has embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders. The Company also provides corporate services, including IPO distribution, investor relations and ESOP solution services.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance.

For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of Non-GAAP and GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars (“HK$”) amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.8308 to US$1.00, the noon buying rate in effect on September 29, 2023 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from the management team of the Company, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu's goal and strategies; Futu's expansion plans; Futu's future business development, financial condition and results of operations; Futu's expectations regarding demand for, and market acceptance of, its credit products; Futu's expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations

Futu Holdings Limited

ir@futuholdings.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31,	As of September 30,
	2022	2023	2023
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	5,028,898	5,283,275	674,679
Cash held on behalf of clients	50,685,472	43,742,701	5,585,981
Restricted cash	1,215	1,153	147
Term deposit	5,860	34,453	4,400
Short-term investments	675,064	2,814,267	359,384
Securities purchased under agreements to resell	32,000	35,900	4,584
Loans and advances-current (net of allowance of HK$27,840 thousand and HK$38,392 thousand as of December 31, 2022 and September 30, 2023, respectively)	26,676,358	32,623,621	4,166,065
Receivables:
Clients	513,358	271,286	34,643
Brokers	5,914,963	6,843,600	873,934
Clearing organizations	3,066,953	2,950,825	376,823
Fund management companies and fund distributors	79,086	116,708	14,904
Interest	254,310	278,052	35,507
Prepaid assets	28,507	51,042	6,518
Other current assets	102,258	106,893	13,650
Total current assets	93,064,302	95,153,776	12,151,219

Operating lease right-of-use assets	196,864	169,433	21,637
Long-term investments	239,694	243,639	31,113
Loans and advances - non-current	36,765	18,954	2,420
Other non-current assets	965,205	1,053,980	134,595
Total non-current assets	1,438,528	1,486,006	189,765
Total assets	94,502,830	96,639,782	12,340,984

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31,	As of September 30,
	2022	2023	2023
	HK$	HK$	US$
LIABILITIES
Amounts due to related parties	52,725	42,056	5,371
Payables:
Clients	57,209,066	45,788,330	5,847,210
Brokers	11,815,274	19,527,259	2,493,648
Clearing organizations	51,867	424,519	54,211
Fund management companies and fund distributors	90,801	127,019	16,220
Interest	9,864	52,479	6,702
Borrowings	2,480,532	5,042,232	643,897
Lease liabilities - current	109,416	84,698	10,816
Accrued expenses and other current liabilities	1,706,159	1,908,528	243,721
Total current liabilities	73,525,704	72,997,120	9,321,796

Lease liabilities - non-current	101,727	95,121	12,147
Other non-current liabilities	13,620	13,078	1,670
Total non-current liabilities	115,347	108,199	13,817
Total liabilities	73,641,051	73,105,319	9,335,613

SHAREHOLDERS’ EQUITY
Class A ordinary shares	68	70	9
Class B ordinary shares	29	27	3
Additional paid-in capital	18,154,442	18,377,146	2,346,778
Treasury Stock	(4,324,565)	(5,199,257)	(663,950)
Accumulated other comprehensive loss	(47,846)	(130,994)	(16,728)
Retained earnings	7,079,416	10,482,665	1,338,645
Total shareholders' equity	20,861,544	23,529,657	3,004,757

Non-controlling interest	235	4,806	614
Total equity	20,861,779	23,534,463	3,005,371
Total liabilities and equity	94,502,830	96,639,782	12,340,984

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2022	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	HK$	HK$	US$	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	957,804	1,008,854	128,832	2,959,050	3,040,780	388,310
Interest income	880,823	1,504,501	192,126	2,076,484	4,204,477	536,915
Other income	106,953	137,060	17,503	297,774	389,899	49,790
Total revenues	1,945,580	2,650,415	338,461	5,333,308	7,635,156	975,015
Costs
Brokerage commission and handling charge expenses	(82,574)	(62,814)	(8,021)	(265,795)	(190,401)	(24,314)
Interest expenses	(44,698)	(288,749)	(36,873)	(110,525)	(639,975)	(81,725)
Processing and servicing costs	(90,843)	(85,834)	(10,961)	(277,642)	(272,365)	(34,781)
Total costs	(218,115)	(437,397)	(55,855)	(653,962)	(1,102,741)	(140,820)
Total gross profit	1,727,465	2,213,018	282,606	4,679,346	6,532,415	834,195

Operating expenses
Research and development expenses	(313,439)	(359,514)	(45,910)	(887,613)	(1,077,761)	(137,631)
Selling and marketing expenses	(235,457)	(211,684)	(27,032)	(742,692)	(527,887)	(67,412)
General and administrative expenses	(212,270)	(321,656)	(41,076)	(600,802)	(943,067)	(120,430)
Total operating expenses	(761,166)	(892,854)	(114,018)	(2,231,107)	(2,548,715)	(325,473)

Income from operations	966,299	1,320,164	168,588	2,448,239	3,983,700	508,722

Others, net	(103,356)	(16,770)	(2,142)	(219,175)	50,191	6,409

Income before income tax expense and share of loss from equity method investments	862,943	1,303,394	166,446	2,229,064	4,033,891	515,131

Income tax expense	(104,374)	(211,499)	(27,009)	(247,572)	(622,667)	(79,515)
Share of loss from equity method investments	(3,926)	(738)	(94)	(13,324)	(8,661)	(1,106)

Net income	754,643	1,091,157	139,343	1,968,168	3,402,563	434,510

Attributable to:
Ordinary shareholders of the Company	754,643	1,091,465	139,382	1,968,168	3,403,249	434,598
Non-controlling interest	-	(308)	(39)	-	(686)	(88)
	754,643	1,091,157	139,343	1,968,168	3,402,563	434,510

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2022	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	HK$	HK$	US$	HK$	HK$	US$
Net income per share attributable to ordinary shareholders of the Company
Basic	0.67	1.00	0.13	1.72	3.07	0.39
Diluted	0.66	0.98	0.13	1.70	3.04	0.39

Net income per ADS
Basic	5.37	7.97	1.02	13.72	24.58	3.14
Diluted	5.30	7.86	1.00	13.59	24.29	3.10

Weighted average number of ordinary shares used in computing net income per share
Basic	1,124,883,590	1,095,876,818	1,095,876,818	1,147,484,439	1,107,509,193	1,107,509,193
Diluted	1,138,110,884	1,111,337,025	1,111,337,025	1,158,401,576	1,120,897,949	1,120,897,949

Net income	754,643	1,091,157	139,343	1,968,168	3,402,563	434,510
Other comprehensive loss, net of tax
Foreign currency translation adjustment	(108,102)	(24,735)	(3,159)	(126,642)	(83,176)	(10,622)
Total comprehensive income	646,541	1,066,422	136,184	1,841,526	3,319,387	423,888

Attributable to:
Ordinary shareholders of the Company	646,541	1,066,757	136,227	1,841,526	3,320,101	423,979
Non-controlling interest	-	(335)	(43)	-	(714)	(91)
	646,541	1,066,422	136,184	1,841,526	3,319,387	423,888

FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2022	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	HK$	HK$	US$	HK$	HK$	US$
Net income	754,643	1,091,157	139,343	1,968,168	3,402,563	434,510
Add: Share-based compensation expenses	51,454	66,812	8,532	148,705	216,754	27,680
Adjusted net income	806,097	1,157,969	147,875	2,116,873	3,619,317	462,190

Non-GAAP to GAAP reconciling items have no income tax effect.